                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                              HomeServices.Com Inc.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                    437606106

                                 (CUSIP Number)

                            Douglas L. Anderson, Esq.

                     Senior Vice President, General Counsel

                       MidAmerican Energy Holdings Company

                        302 South 36th Street, Suite 400

                              Omaha, Nebraska 68131

                                 (402) 231-1642

                  (Name, Address and Telephone Number of Person

                Authorized to Receive Notices and Communications)

                                  With copy to:

                              Peter J. Hanlon, Esq.

                            Willkie Farr & Gallagher

                               787 Seventh Avenue

                            New York, New York 10019

                                 (212) 728-8000

                                 August 22, 2001

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13 d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (continued on following pages)
                               Page 1 of 6 Pages

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 437606106                                            Page 2 of 6 Pages
-------------------                                            -----------------

------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              MidAmerican Energy Holdings Company               I.D. #94-2213782
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                         (b) [ ]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              WC
------------- ----------------------------------===-----------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          [ ]

------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Iowa, USA
------------------------------- ---------------- -------------------------------
NUMBER OF                            7           SOLE VOTING POWER
SHARES                                           7,279,100
BENEFICIALLY                    ---------------- -------------------------------
OWNED BY                             8           SHARED VOTING POWER
EACH                                             0
REPORTING                       ---------------- -------------------------------
PERSON                               9           SOLE DISPOSITIVE POWER
WITH                                             7,279,100
                                ---------------- -------------------------------
                                     10          SHARED DISPOSITIVE POWER
                                                 0
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
              7,279,100
------------- ------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        [ ]

------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              83.4%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              HC
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


                               Page 2 of 6 Pages

     This Amendment No. 2 to Schedule 13D with respect to HomeServices.Com Inc. (the "Issuer") is being filed by MidAmerican Energy Holdings Company, an Iowa corporation (the "Reporting Person"), to amend the Schedule 13D (the "Original
Schedule 13D") originally filed by the Reporting Person on April 18, 2000, as amended by Amendment No. 1 to Schedule 13D ("Amendment No. 1" and together with the Original Schedule 13D, the "Schedule 13D") filed by the Reporting Person on October 18, 2000. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 13D.

Item. 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby replaced in its entirety by the following new Item 4:

     On August 22, 2001, the Reporting Person issued a press release announcing that it had advised the Board of Directors of the Issuer that it intends to commence a tender offer (the "Offer") on or about August 27, 2001, pursuant to which it will offer to purchase for cash any and all of the outstanding shares of Common Stock of the Issuer not currently owned by the Reporting Person at a purchase price of $17.00 per share. The Reporting Person beneficially owns 83.4% of the outstanding Common Stock. The Offer will be conditioned on, among other things, there having been validly tendered and not withdrawn prior to the expiration date of the Offer at least that number of shares of Common Stock (1) that would, when aggregated with the shares of Common Stock owned by the Reporting Person, represent at least 90% of all Common Stock then outstanding and (2) that represent at least a majority of the total number of shares of Common Stock outstanding on such date that are not held by the Reporting Person, its affiliates and the directors and executive officers of the Issuer. Promptly following the completion of the Offer, the Reporting Person expects to cause a "short form" merger in which it would acquire at $17.00 per share any Common Stock not acquired in the Offer.

     The Reporting Person anticipates that, upon consummation of the Offer and the merger, the Common Stock will be delisted from trading on the Nasdaq National Market and deregistered with the Securities and Exchange Commission.

     Other than changes in the capitalization, corporate structure and/or governing documents resulting from a transaction of the type described above, the Reporting Person has no present plans or proposals with respect to any other action referred to in instructions (a) through (j) of Item 4 of the form of
Schedule 13D.

Schedule I. Executive Officers and Directors of the Reporting Person

     Schedule I to the Schedule 13D is hereby replaced in its entirety by the following:


                               Page 3 of 6 Pages

                                   Schedule I

                   Executive Officers of the Reporting Person

--------------------------------------------------------------------------------

Name                    Position with the Reporting Person/Principal Occupation
-----------             --------------------------------------------------------
David L. Sokol          Chairman of the Board and Chief Executive Officer.
Gregory E. Abel         President and Chief Operating Officer.
Douglas L. Anderson     Senior Vice President, General Counsel and Secretary
Patrick J. Goodman      Senior Vice President and Chief Financial Officer.
Keith D. Hartje         Senior Vice President and Chief Administrative Officer.
Ronald W. Stepien       President, MidAmerican Energy Company
P. Eric Connor          President and Chief Operating Officer, Northern Electric
                        plc


                               Page 4 of 6 Pages

                                       Directors of the Reporting Person

--------------------------------------------------------------------------------------------------------------
Name                     Principal Occupation/Employer                            Business Address
-----------              -------------------------------------                    ----------------------------
David L. Sokol           Chairman of the Board of Directors.  Chief Executive     c/o the Reporting Person
                         Officer of the Reporting Person.

Gregory E. Abel          Director.  President and Chief Operating Officer of      c/o the Reporting Person
                         the Reporting Person.

Edgar D. Aronson         Director.  President of EDACO, Inc., a private venture   c/o EDACO, Inc.
                         capital company, with its principal business address     551 Fifth Avenue, Suite 512
                         at 551 Fifth Avenue, Suite 512, New York, New York       New York, New York, 10176
                         10176.

John K. Boyer            Director.  Partner with the law firm Fraser, Stryker,    c/o Fraser, Stryker, Meusey,
                         Meusey, Olson, Boyer & Block, P.C., with its principal   Olson, Boyer & Block, P.C.
                         business address at 500 Energy Plaza, 409 South 17th     500 Energy Plaza
                         Street, Omaha, Nebraska 68102.                           409 South 17th Street
                                                                                  Omaha, Nebraska 68102

Stanley J. Bright        Director.  Retired Chairman and Chief Executive          c/o the Reporting Person
                         Officer of MidAmerican Energy Company.

Warren E. Buffett        Director.  Chairman and Chief Executive Officer of       c/o Berkshire Hathaway Inc.
                         Berkshire Hathaway Inc., a holding company with          1440 Kiewit Plaza
                         subsidiaries engaged in a number of diverse business     Omaha, Nebraska 68131
                         activities, the most important of which is the
                         property and casualty insurance and reinsurance
                         business.  The principal business address of Berkshire
                         Hathaway Inc. is 1440 Kiewit Plaza, Omaha, Nebraska
                         68131.

Marc D. Hamburg          Director.  Vice President, Chief Financial Officer and   c/o Berkshire Hathaway Inc.
                         Treasurer of Berkshire Hathaway Inc.                     1440 Kiewit Plaza
                                                                                  Omaha, Nebraska 68131

Richard R. Jaros         Director.  Private investor and former President of      c/o the Reporting Person
                         the Reporting Person and Level 3 Communications.

Walter Scott, Jr.        Director.  Chairman of Level 3 Communications Inc., a    1000 Kiewit Plaza
                         communications and information services company, with    Omaha, Nebraska 68131
                         its principal business address at 1025 Eldorado Blvd.,
                         Broomfield, Colorado 80021.

W. David Scott           Director.  President and Chief Executive Officer of      c/o Magnum Resources, Inc.
                         Magnum Resources, Inc., a real estate investment         800 Blackstone Center
                         company, with its principal business address at 800      302 South 36th Street
                         Blackstone Center, 302 South 36th Street, Omaha,         Omaha, Nebraska 68131
                         Nebraska 68131.


                                               Page 5 of 6 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct as of the 22nd day of August 2001.


                                      MIDAMERICAN ENERGY HOLDINGS COMPANY

                                      By: /s/  Paul J. Leighton
                                          --------------------------------
                                          Name:  Paul J. Leighton
                                          Title: Vice President, Corporate Law,
                                                 Assistant General Counsel and
                                                 Assistant Secretary


                               Page 6 of 6 Pages